Exhibit 99.1

RYDE ANNOUNCES PRICING OF US$14 MILLION OFFERINGS - COMPRISING US$12 MILLION PRIVATE PLACEMENT AND US$2 MILLION REGISTERED DIRECT OFFERING

SINGAPORE, December 3, 2025 – Ryde Group Ltd (NYSE American: RYDE) (“Ryde” or the “Company”), a leading technology platform for mobility and quick commerce headquartered in Singapore, announced that it has entered into a securities purchase agreement with several investors for a private placement of 33,334,000 Class A ordinary shares and a registered direct offering of 5,556,000 Class A ordinary shares at an offering price of US$0.36 per class A share, for a total gross proceeds of approximately US$14 million (the “Offerings”), before deducting offering expenses, in a private placement and registered direct offering.

The Company did not engage any placement agent for the Offerings.

The Company currently intends to use the net proceeds from the Offerings for working capital and general corporate purposes. The registered direct offering and private placement are expected to close on or about December 3, 2025 and December 9, 2025, respectively, subject to the satisfaction of customary closing conditions.

The registered direct offering is being made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-288587) previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on September 2, 2025. A prospectus supplement relating to the securities to be issued in the Offering will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the Offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Ryde Group Ltd

Ryde is a super mobility app founded in Singapore and recognized as the world’s FIRST on-demand carpooling app since 2014. As a publicly listed company on the NYSE American, Ryde is reimagining the way people and goods move around by offering a full suite of services, including carpooling, private hire, taxi, and delivery. What distinguishes Ryde is its commitment to empowering private-hire and taxi partners by taking 0% commission, ensuring that drivers retain more of their hard-earned earnings. For more information, please visit https://rydesharing.com/.

Contact

For Media Relations:

Media Team

Ryde Group Ltd

Email: media@rydesharing.com

FORWARD-LOOKING STATEMENTS

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors . Any forward-looking statements contained in this press release speak only as of the date hereof, and Ryde Group Ltd specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.